Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.: 0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a copy of a response that will be used by Cooper management in connection with inquiries regarding the lawsuit filed by Bausch & Lomb against Ocular Sciences announced on October 5, 2004.

Cooper response to inquires regarding the lawsuit filed by

Bausch & Lomb against Ocular Sciences

Prior to entering into the merger agreement, Cooper was advised that Ocular had received a letter from Bausch & Lomb suggesting that Ocular’s Biomedics® toric soft contact lens product and its private label equivalent may infringe upon Bausch & Lomb’s U.S. Patent No. 6,113,236. Cooper is in the process of obtaining and reviewing the Bausch & Lomb complaint.

* * *

In connection with Cooper’s proposed merger with Ocular Sciences, Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular Sciences in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.